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                            March 8, 2021

       Sam Yagan
       Chief Executive Officer
       Corazon Capital V838 Monoceros Corp
       222 West Merchandise Mart Plaza
       Box #2982
       Chicago, IL 60657

                                                        Re: Corazon Capital
V838 Monoceros Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253054

       Dear Mr. Yagan:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2021

       If we seek shareholder approval of our initial business combination, our sponsor and members of our management team have agreed to vote..., page 33

   1. We note that throughout your registration statement you state that your sponsor and each member of your
management team have agreed to vote in favor of your initial business.
                                                        Please expand your
disclosure here and throughout your registration statement to state whether this agreement
is pursuant to a letter agreement or some other written document.
                                                        To the extent material
and not already attached, please attach as an exhibit any such agreement(s).
 Sam Yagan
FirstName  LastNameSam Yagan Corp
Corazon Capital V838 Monoceros
Comapany
March      NameCorazon Capital V838 Monoceros Corp
       8, 2021
March2 8, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551- 3257 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Wayne E. Williams, Esq.